[LETTERHEAD OF WINSTON & STRAWN LLP]

August 1, 2013

BY EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        Luxottica Group S.p.A.

Form 20-F for the fiscal year ended December 31, 2012

Filed April 29, 2013

File No. 001-10421

Dear Mr. Vaughn:

On behalf of Luxottica Group S.p.A., an Italian corporation (the “Company”), we are responding to the Staff’s comment letter dated July 24, 2013 (the “Comment Letter”) with respect to Luxottica’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”).  We have set forth below in italics each numbered comment in the Comment Letter followed by the Company’s response thereto.

Form 20-F for the fiscal year ended December 31, 2012

Item 3.  Key Information, page 2

Risk Factors, page 7

1.                                    We note from your response to comment 1 in our June 6, 2012 letter that you would assess the need for disclosure in future filings regarding the lack of PCAOB inspections of the audit work and practices of your auditor. Please explain to us how you concluded that no disclosure of the lack of PCAOB inspections was required in your December 31, 2012 Form 20-F. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccess.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please revise future filings to state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company was awaiting resolution of the negotiations between the PCAOB and Consob, the Italian securities regulatory authority, regarding a Statement of Protocol for conducting joint inspections of independent registered public accounting firms operating in Italy in order to assess the need for corresponding disclosure in the Company’s future filings.  Notwithstanding the status of such negotiations, the Company further advises the Staff that, if at the time of future filings the PCAOB is unable to inspect the audit work and practices of the Company’s independent registered public accounting firm, the Company will revise its future filings to include a new risk factor to note such lack of inspection and to explain that such lack of inspection prevents the PCAOB from regularly evaluating the Company’s auditor’s audits and quality control procedures.

Item 5.  Operating and Financial Review and Prospects, page 41

2.                                    We note that your current disclosures related to operating expenses on page 48 discuss the amount and percentage of changes in your expenses and refer to the impact of nonrecurring items on your expenses. However, we do not see where you have provided an explanation of the underlying factors that caused the changes. Please revise your future filings to provide a clear and quantified discussion of the underlying material causes of changes in your financial statement line items, including your operating expenses. Refer to guidance in Item 5 of Form 20-F.

The Company notes the Staff’s comment and advises the Staff that the Company will revise its future filings to provide a clear and quantified discussion of the underlying material causes of changes to the Company’s financial statement line items, including its operating expenses.

Item 18.  Financial Statements, page 126

Note 5 – Segment Information, page F-38

Information by geographic area, page F-40

3.                                    We note that your sales and long-lived asset geographic area disclosures are based on the following geographic segments: Europe, North America, Asia-Pacific and Other, with footnote disclosure of long-lived assets located in Italy. Please revise future filings to disclose revenues from your country of domicile as required by paragraph 33 (a) of IFRS 8.

The Company notes the Staff’s comment and advises the Staff that the Company will revise its future filings to disclose the Company’s revenues from its country of domicile as required by paragraph 33(a) of IFRS 8.

4.                                    Additionally, in light of your material operations in the United States, China and other countries outside of Italy, please tell us how you have complied with the requirements of paragraph 33 of IFRS 8 to disclose material revenues from any individual foreign country as well as to separately disclose the country name and amounts of long-lived assets in any foreign country when material. Alternatively, confirm that you will provide that disclosure in future filings and provide us the information you would have provided as of December 31, 2012.

The Company notes the Staff’s comment and advises the Staff that the Company will revise its future filings to disclose material revenues from any individual foreign country and the country name and amounts of long-lived assets in any foreign country, if material.  As of December 31, 2012, the Company would have provided such information by revising the table appearing in note 5 to the Company’s consolidated financial statements appearing on page F-41 of the Form 20-F to include new footnotes (2) and (3) as follows:

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia- Pacific (3)	Other	Consolidated
2012
Net sales	1,317,332	4,122,889	897,491	748,430	7,086,142
Long-lived assets, net	342,394	591,358	213,401	45,241	1,192,394
2011
Net sales	1,243,280	3,605,314	779,718	594,171	6,222,483
Long-lived assets, net	340,648	594,722	200,134	33,562	1,169,066
2010
Net sales	1,163,527	3,481,924	745,137	407,447	5,798,035
Long-lived assets, net	323,586	595,044	169,168	8,406	1,096,204

(1)	Long-lived assets, net located in Italy represented 26%, 27% and 27% of the Group’s total fixed assets in 2012, 2011 and 2010, respectively.

(2)

Long-lived assets, net located in the United States represented 47%, 48% and 57% of the Group’s total fixed assets in 2012, 2011 and 2010, respectively. Net sales recorded in the United States were Euro 3.8 billion, Euro 3.3 billion and Euro 3.2 billion in 2012, 2011 and 2010, respectively.

(3)	Long-lived assets, net located in China represented 10%, 8% and 7% of the Group’s total fixed assets in 2012, 2011 and 2010, respectively.

****

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comments.  If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer, Executive Vice President and Group General Counsel of Luxottica Group S.p.A., at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:                              Michael A. Boxer

Luxottica Group S.p.A.